Exhibit 99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined consolidated financial statements have been prepared to give effect to the acquisition by BOS Better Online Solutions Ltd. (“BOS”) of the assets and operations of Imdecol Ltd. (“Imdecol”), under the purchase method of accounting, reflecting pro forma adjustments described in the accompanying notes.

The following unaudited pro forma condensed combined consolidated balance sheet as of December 31, 2018 gives effect to the acquisition of all the assets and operations of Imdecol, as if it had occurred on such date, and reflects the allocation of the purchase price to the Imdecol assets acquired based on their estimated fair values at the date of acquisition. The acquisition is expected to be accounted for as a business combination under ASC-805. The portion of the consideration paid by BOS in the acquisition in excess of the fair value of Imdecol identifiable assets and liabilities has been recorded as goodwill.

The following unaudited pro forma condensed combined consolidated statements of operations combine the historical statements of operations of BOS and Imdecol, as if the Imdecol acquisition had occurred on January 1, 2018. This pro forma information should be read in conjunction with the respective consolidated historical audited financial statements (including notes thereto) of BOS for the year ended December 31, 2018, filed with the Securities and Exchange Commission under Form 20-F on April 1, 2019 and the consolidated historical audited financial statements (including notes thereto) of Imdecol for the year ended December 31, 2018, , filed with the Securities and Exchange Commission under Form 6-K on July 29, 2019.

Unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the assets acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. These unaudited pro forma condensed combined consolidated financial statements are based upon the respective historical financial statements of BOS and Imdecol, and do not incorporate, nor do they assume, any benefits from cost savings or synergies of the combined company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that BOS believes are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined consolidated financial statements. In addition, the pro forma balance sheet includes allocations of the purchase price based upon preliminary estimates of the fair value of the assets acquired. These allocations may be adjusted in the future upon finalization of these preliminary estimates.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2018

U.S. dollars in thousands

	BOS Historical	Imdecol Historical	Pro Forma Adjustments			Pro Forma
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$1,410	$77	(201 (77	) )	2B 2A	$1,209
Restricted bank deposits	332	-	-			332
Trade receivables (net of allowance for doubtful accounts of $31 and $75 at December 31, 2018 and 2017, respectively)	8,624	359	(359)		2A	8,624
Other accounts receivable and prepaid expenses	829	174	(174)		2A	829
Inventories	2,874	551	-		2C	3,425

Total current assets	14,069	1,161	(811)			14,419

LONG-TERM ASSETS	177	130	(130)		2A	177

PROPERTY AND EQUIPMENT, NET	1,108	100	-		2C	1,208

OTHER INTANGIBLE ASSETS, NET	81	-	953		2C	1,034

GOODWILL	4,676	-	471		2C	5,147

Total assets	$20,111	$1,391	$483			$21,985

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2018

U.S. dollars in thousands

	BOS Historical	Imdecol Historical	Pro Forma Adjustments		Pro Forma
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term bank loans	$-	$54	$(54) 350	2A 2B3b	$350
Current maturities of long-term loans	467	279	(279) 142	2A 2B3a	$609
Trade payables	4,106	941	(941)	2A	4,106
Employees and payroll accruals	778	151	(151)	2A	778
Deferred revenues	768	-	-		768
Accrued expenses and other liabilities	313	289	(289)	2A	313

Total current liabilities	6,432	1,714	(1,222)		6,924

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,867	170	(170) 566	2A 2B3a	2,433
Long term related party	-	33	(33)	2A	-
Accrued severance pay	301	151	(151)	2A	301

Total long-term liabilities	2,168	354	212		2,734

SHAREHOLDERS’ EQUITY	11,511	(677)	677 816	2A 2B4	12,327

Total liabilities and shareholders’ equity	$20,111	$1,391	$483		$21,985

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2018

U.S. dollars in thousands

	December 31, 2018
	BOS Historical	Imdecol Historical	Pro Forma Adjustments		Pro Forma

Revenues	$32,650	$5,379	-		$38,029
Amortization of intangible assets	-	-	90	2C	90
Cost of revenues	25,907	3,724	-		29,631
Gross profit	6,743	1,655	(90)		8,308

Sales and marketing	3,705	-	-		3,705
General and Administrative	1,834	1,297	123	2D	3,254
Amortization of intangible assets	-	-	112	2C	112

Total operating costs and expenses	5,539	1,297	235		7,071

Operating income	1,204	358	(325)		1,237

Financial expenses, net	(255)	(95)	95 (36)	2A 2B3c	(291)

Income before taxes on income	949	263	(266)		946
Taxes on income (tax benefit)	(41)	74	(74)	2E	(41)

Net Income	$990	$189	$(192)		$987

Basic and diluted net Income per share	$0.28	$-	$-		$0.26

Shares (in thousands) used in calculation of earnings per share:

Basic and diluted	3,500	-	283	2B4	3,783

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

Note 1 - General

The unaudited pro forma condensed combined consolidated financial statements reflect the following:

A.	On June 1, 2019, BOS completed its acquisition of the assets of Imdecol Ltd.

The purchase price of Imdecol’s business is based on a multiple of four times the average annual operating profit of Imdecol’s business for the years 2017, 2018, 2019 and for the 12 months ended June 30, 2020 (the “Formula of Consideration”).

The purchase price is for Imdecol’s Intangible assets and fixed assets and consists of a combination of cash and ordinary shares of BOS, payable as follows:

1.	An advance of $276 was paid to Imdecol upon signing the definitive agreement in March 2019;

2.	An additional approximately $1,239 was paid to Imdecol at closing, on June 1, 2019.

3.	The final consideration will be paid by August 2020, according to the Formula of Consideration. Additional payment, if required, will be done in the following manner:

●	Up to $417 shall be paid to Imdecol, by way of issuance of BOS’s ordinary shares. The value of the ordinary shares will be determined according to their market price prior to issuance and the shares will be subject to a lock-up period until June 2022.

●	The residual amount, if any, will be paid in cash.

In addition, BOS acquired Imdecol’s inventory at its book value on the closing date.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands

Note 2 - Pro Forma:

The pro forma condensed combined consolidated balance sheet includes adjustments necessary to give effect to the acquisition as if it had occurred on December 31, 2018 and to reflect the allocation of the acquisition cost to the fair value of tangible and intangible assets acquired as noted above.

The pro forma condensed combined consolidated statement of operations includes adjustments necessary to give effect to the acquisition as if it had occurred on January 1, 2018.

Adjustments included in the pro forma condensed combined consolidated balance sheet and statement of operations are summarized as follows:

A.	BOS bought Imdecol’s intangible assets, fixed assets and inventory. BOS didn’t assume any of Imdecol’s liabilities or acquire any other tangible assets of Imdecol.

B.	Cash and cash equivalents:

Cash used for Imdecol’s acquisition:

1.	Payment for Imdecol’s intangible assets and the carrying amount of fixed assets as of December 31, 2018		$(1,524)

2.	Payment for Imdecol’s carrying amount of inventory as of December 31, 2018		(551)

Cash Provided for Imdecol’s acquisition:

3.	Commercial bank loans that were received from the First International Bank of Israel:

	a.	A long term bank loan that was received in May 2019 in the amount of $708, for a five year period and bearing annual interest at 3.5%. Principal and interest repayable monthly.
		Long term loan, net of current maturities.	566
		Current maturities of long term loans.	142

	b.	A revolving credit line that was received in July 2019 in the amount of $350. The revolving credit line bears annual interest at 3.3%

	c.	Annual interest expenses attributed to the long term loan and revolving credit line estimated at $36	350

4.	Consideration from the issuance of 283,218 ordinary shares during February and March 2019 (see note 19 to BOS’ Consolidated Financial Statements for the year ended December 31, 2018).		816
Change in cash and cash equivalents			$(201)

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands

C.	Purchase Price allocation:

This allocation is for pro forma purposes only. The final fair values will be included in BOS’ audited financial reports for year ended December 31, 2019. Based upon a preliminary valuation of tangible and intangible assets acquired, BOS has allocated the total cost of the acquisition of Imdecol’s assets as follows:

	December 31, 2018	Average amortization period (years)	Amortization expenses in year 2018	Section in the statement of operation
Tangible assets:

Fixed assets (*)	100	3-10	*	*

Inventory	551	-	-	-

Intangible assets:

Customer relationships	587	7	84	Sales and Marketing

Brand name	276	10	28	Sales and Marketing

Sales order Backlog	90	1	90	Cost of Goods
Goodwill	471	-	-	-
Total consideration	$2,075		$202

(*)	Depreciation expenses are already included in Imdecol’s financial statements for the year ended December 31, 2018. The carrying amount of the fixed assets is equal to their fair value

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands

D.	Acquisition expenses:

Legal	$50
Agent Commission fee	45
Consulting	26
Others	2
Total	$123

E.	BOS has accumulated losses for Israeli income tax purposes as of December 31, 2018, in the amount of approximately $15,620. These losses may be carried forward and offset against taxable income in the future for an indefinite period. Hence, if the acquisition had occurred in January 1, 2018, no tax expenses would have recorded.